Exhibit 99.3

News release…

Date: 12 April 2006
Ref: PR467 AGM

Rio Tinto reports on “excellent” year

Buoyant conditions in the mining sector in 2005, together with Rio Tinto’s strategic positioning and strong operating performance, resulted in a second successive year of record profits, the chairman of Rio Tinto Paul Skinner told the annual meeting of shareholders in London today.

“We enjoyed strong prices for most of our products and an increase in production volumes. In 2005, underlying earnings of just under US$5 billion were 118 per cent above 2004. Cash flow was 85 per cent higher at US$8 billion dollars and our regular dividend four per cent higher.

“Together with a 20 per cent increase in the regular dividend in 2004, this represents an increase of almost 25 per cent over the last two years. In addition, we declared a significant special dividend.

“Investment in the growth of the business continued, with capital expenditure a record US$2.5 billion. This is expected to increase to at least US$3 billion in each of 2006 and 2007.

“The current strength of the Group’s cash flow means that, in addition to comfortably funding current and planned investments, capital can be returned to shareholders without reducing our flexibility to pursue other development opportunities which may arise. We remain in a very strong financial position.”

Rio Tinto chief executive Leigh Clifford said 2005 was an excellent year. “The mining industry is experiencing strong prices across most of our products.

“We were able to capitalise on the upswing with a strong operating performance that maximised production. There was a significant improvement in our safety record for the sixth year in a row.

“We approved major projects and concluded a number of well executed transactions. At the same time, we concentrated on operational and project delivery, and achieved record output in many areas.

“All product groups except Industrial Minerals, which is in a reorganisation and renewal phase, increased their underlying earnings.”

The transcript of both speeches follows:

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Opening remarks by the Chairman, Paul Skinner

Good morning ladies and gentlemen. I am very pleased to welcome you to this year’s Annual General Meeting.

Before we go any further there will be a safety briefing. This is a subject Rio Tinto takes very seriously and I would ask that you all listen carefully.

All of our directors are here this morning and I should like to begin by welcoming two new colleagues to the board, both of whom are standing for election today for the first time.

Sir Rod Eddington, formerly chief executive of British Airways, was appointed to the board in September 2005. Tom Albanese, chief executive of Copper and Exploration, was appointed a director in March and strengthens the executive representation on the board.

Both will add to the overall skill and experience of the Rio Tinto board, which is a vital underpinning of our high standard of corporate governance. Maintaining a well qualified and effective board is an important priority – particularly for me as chairman.

All of your directors retiring by rotation are eligible to stand for re-election and I’m pleased to say that Sir David Clementi, Leigh Clifford, Andrew Gould and David Mayhew all offer themselves for re-election at today’s meeting.

Before we proceed with the formal part of the agenda, Leigh and I will say a few words about Rio Tinto’s business, our current projects and operations.

In 2005, the buoyant conditions in our sector, together with Rio Tinto's strategic positioning and strong operating performance, resulted in a second successive year of record profits.

We enjoyed strong prices for most of our products and an increase in production volumes. In 2005, underlying earnings of just under US$5 billion were 118 per cent above 2004. Cash flow was 85 per cent higher at US$8 billion and our regular dividend four per cent higher.

Together with a 20 per cent increase in the regular dividend in 2004, this represents an increase of almost 25 per cent over the last two years. In addition, we declared a significant special dividend.

Investment in the growth of the business continued, with capital expenditure a record US$2.5 billion. This is expected to increase to at least US$3 billion in each of 2006 and 2007.

The current strength of the Group’s cash flow means that, in addition to comfortably funding current and planned investments, capital can be returned to shareholders without reducing our flexibility to pursue other development opportunities which may arise. We remain in a very strong financial position.

Capital management

Given these strong cash flows, we were able to announce a major capital management programme totalling US$4 billion.

This comprises a US$1.5 billion special dividend of US$1.10 per share and a share buyback programme totalling US$2.5 billion dollars by the end of 2007. This replaces the approximately 500 million dollars remaining from the 2005 buyback programme.

Rio Tinto dividends have increased each year since the dual listed companies merger in 1995. The aim of our progressive dividend policy is to increase the dollar value of ordinary dividends continuously over time, without cutting them in economic downturns.

The final dividend declared for 2005 under this progressive policy brings total dividends for the year to 80 US cents per share.

This means that the 2006 interim dividend payable in September can be expected to be 40 US cents per share.

Strategy

Rio Tinto has maintained a consistent strategy over many years – to invest in large, long life, low cost orebodies and to develop and deliver them in a way which reflects best operational practice. We believe this will, over time, produce value growth for shareholders in varying market conditions, which may not always be as supportive as those we enjoy today.

Our experience also suggests that a disciplined focus on large orebodies will result in additional development options emerging as geological understanding and technology advances.

We continue to maintain a rigorous approach to investment appraisal with value creation for you, our shareholders, as the leading criterion. At a time when prices for most commodities are at record levels we believe it is vital to focus on investing in projects which are economically robust.

As I noted earlier, our capital expenditure continues to grow and we have an exciting set of development opportunities. While much of this programme is focused on our heartland areas of Australia and North America, we recognise that a significant part of our future growth will lie in new areas for us.

The recent decision to proceed with a titanium sands development in Madagascar and the exploration joint venture agreed with Norilsk Nickel in Russia exemplify this.

Alongside our investment programme we are doing all we can to leverage the benefits of our global reach and scale through programmes designed to promote global best practice in our operations and reducing costs by improving the effectiveness of our primary business processes.

Sustainable development

Rio Tinto also seeks to differentiate itself by a strong focus on the important social and environmental aspects of our global business.

We need to be able to deal with complex stakeholder relationships and position ourselves as a preferred mining partner. This means we have to show that our environmental performance, business transparency, community relations and employee conditions match our traditional technical skills.

With social and community experts working alongside our mining professionals, we contribute to the economic and social development of our host communities while minimising the effect of our activities on the environment.

It is very encouraging to see these values in action. I recently visited our mining project in Madagascar which is in the early stages of construction. At an inauguration ceremony the President of Madagascar spoke very positively about the economic potential of the project and expressed his appreciation of the role Rio Tinto is playing in developing it.

I also saw the care being taken by our scientists and anthropologists to address complex environmental and social challenges that are integral to a major resource development in one of the world's poorest countries.

Personally I have no doubt that a proactive approach to sustainable development will be of long term benefit to the Group and add value to the business in all phases of our activity.

Details of our 2005 sustainable development performance and financial results, as well as more details of our projects, are set out in our year end publications, the Annual report and financial statements, the Annual review and the Sustainable development review.

You should have all received copies of the last two and additional copies are available outside after the meeting for anyone who would like them.

China’s major impact

These remarks would not be complete without noting the major impact of China’s economic growth on our markets. Our view is that China will continue to enjoy strong long term economic growth – probably with some occasional short term variations.

The 11th five year plan, which was recently adopted, places considerable emphasis on balanced and sustainable growth and a gradual transition from investment to consumption as the key driver of the economy. We believe this will be supportive of metals and minerals markets over the longer term.

We continue to enjoy strong relationships with our Chinese customers which have been built up over many years. It is also encouraging to see a more positive economic environment in Japan, which remains a major market for Rio Tinto products.

Outlook

Looking at the wider global economy, several potential threats to economic growth remain, including higher energy prices, structural imbalances in trade flows, concerns over the future of the multi-lateral trading system, and the potential for currency fluctuations.

However, we believe economic growth will continue the positive trend of 2005, even if rates of growth slow somewhat. This, in turn, should result in a continuation of strong markets for our products and prices above the long term trend.

We recognise that the current strong markets will not continue indefinitely. At some point the supply position will become more balanced and we will see a downturn in the cycle.

Our approach will be to continue to invest in value creating production growth to provide long term supply assurance to our customers, and to maintain our market position.

Our existing portfolio has the potential to generate continuing growth in future and we remain alert to potential opportunities from mergers, acquisitions and alliances.

I believe that Rio Tinto is in very good shape and competitively well positioned to remain one of the world’s leading mining companies.

In conclusion, I would like to recognise Rio Tinto's employees and the contribution they make. Their continuing efforts, and commitment to our core values, will ensure that we maintain a strong and competitive company.

The board is very appreciative of the important part our employees played in 2005 in all the countries in which we operate. Mining is a demanding occupation that calls for great dedication.

Let me now ask Leigh to comment on our performance in 2005 and, in more detail, on the future direction of the Group.

Leigh, over to you.

Remarks by the chief executive, Leigh Clifford

Thanks Paul, and good morning ladies and gentlemen.

Product group results

As the chairman pointed out, 2005 was an excellent year. The mining industry is experiencing strong prices across most of our products.

We were able to capitalise on the upswing with a strong operating performance that maximised production.

There was a significant improvement in our safety record for the sixth year in a row.

We approved major projects and concluded a number of well executed transactions. At the same time, we concentrated on operational and project delivery, and achieved record output in many areas.

All product groups except Industrial Minerals, which is in a reorganisation and renewal phase, increased their underlying earnings.

The Copper group was our best performer with underlying earnings of more than US$2 billion. This was due to higher copper and gold prices and a significant increase in molybdenum production to take advantage of a price increase of more than 100 per cent.

Iron ore underlying earnings were more than 200 per cent higher at US$1.7 billion in a year that also saw fast track development of simultaneous expansion projects across the Group's mines, rail and ports in Western Australia.

This year a succession of cyclones in Western Australia has disrupted production at our iron ore operations, leading to some lost tonnage in the first quarter and some effect early in the second quarter as well.

In 2005, results from the Energy group benefited from a significant increase in the price received for both thermal and coking coal, leading to a 70 per cent increase in underlying earnings to US$733 million.

Industrial Minerals’ contribution was US$197 million, 23 per cent lower than in 2004, due to significant one-off costs and restructuring provisions in relation to the formation of Rio Tinto Minerals.

In the Aluminium group, a ten per cent increase in prices lifted earnings by US$106 million to US$392 million and volumes increased with the first full year's production from the Comalco Alumina Refinery.

Finally, in Diamonds, a strong market for gemstones and a solid operating performance from our three mines increased underlying earnings by nearly 50 per cent to US$281 million.

Strategy implementation

The mining industry is riding high at the moment, but we realise that these favourable conditions are no basis for complacency.

Although we see durability of economic growth in China and elsewhere, the reality is that we are in a cyclical business – even if successive cycles have different characteristics.

We may be seeing stronger demand for some time, and some constraints in the form of input shortages, yet eventually there will be a supply side response.

Rio Tinto’s long term strategy for portfolio development, investment, and operational excellence is designed to create shareholder value whatever the prevailing business conditions.

The key elements of our strategy remain intact, but we are seeing some changes in emphasis and application.

In the current competitive environment where we are stretched to meet strong demand, some cost increases are inevitable. Other costs are, in fact, desirable and make good business sense, such as increased exploration and project evaluation spending. This is a “bad” cost, “good” cost story, and “good” costs will result in future value.

We give particular attention to managing “bad” costs with global procurement, shipping and recruitment strategies, and tight operational control.

Adjusted for inflation, in 2005 our costs increased by five per cent per unit of production, a performance that compares favourably with our peer group companies.

Improving performance together

Rio Tinto has a long track record of creating value through business improvement. This remains a priority notwithstanding the buoyant market conditions.

We are currently in an exciting new phase of improvement. This is a dedicated Group wide programme we call Improving performance together. We are building on the success of our decentralised business model with strong local management accountability.

By making the most of our global scale and reach, we now want to ensure we maximise the skills, experience and energy of our employees across the Group.

This means adjusting our organisational structure to ensure greater collaboration between businesses and replicating best practice across the Group. The use of improved information technology and common infrastructure is key to this approach.

We are still in the early stages of this journey but we are confident it will deliver lasting value through a combination of greater capital efficiency, higher volumes, improved revenues and enhanced productivity.

This goes to the core of Rio Tinto’s business approach, which is about sustained first class operational delivery and replicating our best practice and performance throughout the Group.

The effect of China

As the chairman indicated, we expect demand from China to continue to support metal prices above the long term trend for some time yet.

Depending on the commodity, China now accounts for between 20 and 30 per cent of total global demand. Furthermore, 15 per cent of Rio Tinto's total sales revenue in 2005, over three billion dollars, was derived from China.

It is worth noting the increasing gap between demand and supply of key mineral resources in China. While this may be offset to some degree by discovery of new mines in China, geological prospectivity is a key factor and identifying new indigenous resources is a challenge.

To illustrate, China consumes 33 per cent of all steel, but produces only 17 per cent of the world's iron ore. Likewise, China consumes 22 per cent of copper, but its mine production is only five per cent of world output. For aluminium, they consume 22 per cent of aluminium metal but produce only 12 per cent of the world’s alumina.

Major project developments

The Group has announced plans to spend in excess of three billion dollars on brownfield and greenfield projects in each of 2006 and 2007.

In iron ore alone, we have embarked on our largest development project in Rio Tinto’s existence with nearly US$3 billion committed to mine, rail and port expansion in Western Australia to meet strong demand principally from China.

Also, following our agreement with Hancock Prospecting in the middle of 2005, we expect to proceed with the 22 million tonne Hope Downs project, once we receive all necessary approvals from the Western Australian Government.

Towards the end of 2005, we announced the extension of two of the Group's largest and most mature mines.

Firstly, in Australia, the Argyle Diamonds underground block caving project is going ahead at a cost of US$760 million to prolong its 20 year life by at least another 11 years.

And in Namibia, US$82 million will be spent at Rössing Uranium to add another ten years to an already 30 year mine life.

These projects underline the optionality conferred by long life orebodies.

In addition to these expansions, we approved development of the Cortez Hills underground gold project in Nevada with our joint venture partner Barrick Gold, and construction of a US$775 million mineral sands project in Madagascar.

We can potentially add to this a new generation of advanced prospects in the pipeline.

•	We have started evaluation of the La Granja copper project in Peru;
•	The Simandou iron ore project in Guinea is currently in the pre-feasibility stage;
•	The PRC potash project in Argentina recently entered the feasibility study stage, and
•	Work continues on the Resolution copper project in Arizona.

Exploration

We have an encouraging array of exploration projects and once again have increased our exploration spending. In 2005, we spent US$110 million on exploring new areas, US$83 million on evaluation and US$57 million on exploration associated with operating mines. This year we expect spending to increase further.

In January we signed a ground breaking exploration joint venture with Norilsk Nickel of Russia. The focus of the joint venture will be a very large region of far eastern Russia. Whilst not excluding other minerals, the focus of our efforts in the joint venture will be on base metals and gold.

Summing up

Our business is in great financial shape, generating record cash flows, and also investing at record levels.

Through strong operational performance and focus on project delivery, we produced record volumes in many of our product groups

At the same time we are managing the cost pressures that the global industry is currently facing.

We believe that Rio Tinto, with its combination of technical capability and depth, its focus on operational performance and business improvement, its commitment to responsible mining practices, and its strong balance sheet, is well positioned for the future.

End

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